UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                   Under the Securities Exchange Act of 1934)
                                (Amendment No. ___)*

                       TOTAL-TEL USA COMMUNICATIONS, INC.
                                (Name of Issuer)

                    Common Stock -- par value $.05 per share
                         (Title of Class of Securities)

                                  89151T 10-6
                                 (CUSIP Number)

                                  Thomas J. Cirrito
                             c/o Swidler Berlin Shereff Friedman, LLP
                               3000 K Street, N.W. Suite 300
                                 Washington, D.C. 20007-5116
                                        (202) 424-7500
                                Attn: Morris F. DeFeo, Jr., Esq.
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)]

                                 November 16, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

----------------------------                   -----------------------------
CUSIP No.   89151T 10-6                            Page 1   of 8   Pages
------------------------------                 ------------------------------
----------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Atocha, L.P.

----------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                     (b) [ ]

-----------------------------------------------------------------------------
3       SEC USE ONLY

-----------------------------------------------------------------------------
4       SOURCE OF FUNDS*

        WC
-----------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                               [ ]

------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Texas
------------------------------------------------------------------------------
                            7      SOLE VOTING POWER
                                   0

        NUMBER OF           --------------------------------------------------
          SHARES            8      SHARED VOTING POWER
       BENEFICIALLY                484,694 Shares of Common Stock
         OWNED BY
           EACH             --------------------------------------------------
        REPORTING           9      SOLE DISPOSITIVE POWER
          PERSON                   0
           WITH
                            ---------------------------------------------------
                           10     SHARED DISPOSITIVE POWER
                                   484,694 Shares of Common Stock

------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        484,694 Shares of Common Stock

-------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                             [ ]
-------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        6.2%

-------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

        PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
                  INCLUDE   BOTH  SIDES  OF  THE  COVER  PAGE,
                RESPONSES TO ITEMS 1-7  (INCLUDING  EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

------------------------------                  -------------------------------
CUSIP No.   89151T 10-6                            Page 2   of 8   Pages
------------------------------                  -------------------------------
-------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Thomas J. Cirrito

------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                     (b) [ ]
------------------------------------------------------------------------------
3       SEC USE ONLY

------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

        OO
------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                               [ ]

-------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Virginia/United States of America
------------------------------------------------------------------------------
                            7      SOLE VOTING POWER
                                   20,000 Shares of Common Stock

        NUMBER OF           -------------------------------------------------
          SHARES            8      SHARED VOTING POWER
       BENEFICIALLY                484,694 Shares of Common Stock
         OWNED BY
           EACH             -------------------------------------------------
        REPORTING           9      SOLE DISPOSITIVE POWER
          PERSON                   20,000 Shares of Common Stock
           WITH
                            ------------------------------------------------
                            10     SHARED DISPOSITIVE POWER
                                   484,694

-----------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        504,694 Shares of Common Stock
-----------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                             [ ]
------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        6.5%
-----------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

        IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
                  INCLUDE   BOTH  SIDES  OF  THE  COVER  PAGE,
                RESPONSES TO ITEMS 1-7  (INCLUDING  EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1.           SECURITY AND ISSUER

         This Statement relates to the common stock, par value $.05 per share (the "Common Shares"), of Total-Tel USA Communications, Inc., a New Jersey corporation (the "Issuer"). The Issuer's principal executive offices are located at 150 Clove Road, 8th Floor, Little Falls, NJ 07424.

ITEM 2.           IDENTITY AND BACKGROUND

         This Statement is filed by Atocha, L.P., a Texas limited partnership ("Atocha"), and Thomas J. Cirrito, a natural person and a citizen of the United States of America ("Mr. Cirrito"), as joint filers.

         Atocha has its principal business address at 6429 Georgetown Pike, McLean, Virginia 22101. Atocha's principal business is investment capital management for growth. Mr. Cirrito's business address is 6429 Georgetown Pike, McLean, Virginia 22101. Mr. Cirrito's principal occupation is general partner of Atocha.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Atocha and Mr. Cirrito purchased a total of 504,694 Common Shares between August 27, 1997, and July 2, 1998, as set forth below, (i) of which 484,694 of those shares are owned by Atocha, and (ii) 20,000 are owned by Mr. Cirrito.

       Date                 Number of Shares              Price per Common Share
       ----                 ----------------              ----------------------
      8/27/97                    4,000                            21.71
      8/27/97                    1,000                            21.71
      9/03/97                    1,000                            22.34
      9/03/97                    4,000                            22.34
      4/07/98                    3,500                            35.09
      4/23/98                    1,000                            42.09
      4/23/98                    1,000                            42.09
      4/23/98                      137                            42.09
      4/23/98                      220                            42.09
      4/23/98                      200                            42.09
      4/24/98                      200                            42.09
      4/24/98                      640                            42.09
      4/24/98                      300                            42.09
      4/24/98                      303                            42.09
      4/24/98                      425                            42.09
      4/24/98                    1,000                            42.09
      4/27/98                      500                            42.09
      4/27/98                    1,000                            42.09
      4/27/98                      100                            41.59
      4/28/98                      400                            42.09
      4/28/98                      500                            42.09
      4/28/98                      200                            42.09
      4/29/98                    2,875                            42.09
      4/29/98                      500                            41.34
      4/30/98                      400                            41.34
      4/30/98                      100                            41.34

                               Page 3 of 8

      Date                 Number of Shares              Price per Common Share
       ----                 ----------------              ----------------------

      4/30/98                       100                           41.34
      4/30/98                       100                           41.34
      5/04/98                       100                           41.34
      5/04/98                       195                           41.34
      5/04/98                     1,000                           41.34
      5/05/98                     1,000                           41.34
      5/05/98                     1,000                           41.34
      5/06/98                       505                           41.34
      5/07/98                     1,000                           40.96
      5/11/98                     3,200                           40.84
      5/12/98                       400                           40.84
      5/12/98                       400                           40.84
      5/14/98                       100                           40.09
      5/14/98                       100                           40.59
      5/19/98                       300                           40.59
      5/21/98                     1,000                           40.59
      5/21/98                       250                           40.59
      5/22/98                       200                           40.59
      5/27/98                       100                           40.59
      5/27/98                       200                           40.59
      5/27/98                       500                           40.59
      5/28/98                       350                           40.59
      5/28/98                     1,000                           40.59
      5/28/98                       450                           40.59
      5/28/98                       300                           40.59
      5/29/98                       250                           40.59
      6/01/98                       100                           40.59
      6/01/98                       800                           40.59
      6/02/98                       200                           39.34
      6/02/98                       250                           40.59
      6/02/98                       150                           40.59
      6/03/98                       300                           40.59
      6/03/98                       200                           40.59
      6/03/98                       200                           39.09
      6/03/98                       300                           40.09
      6/04/98                       175                           40.59
      6/04/98                       300                           40.59
      6/05/98                       500                           40.59
      6/05/98                       800                           40.59
      6/05/98                     1,000                           40.59
      6/08/98                     1,625                           40.59
      6/09/98                     1,000                           39.09
      6/09/98                       120                           39.09
      6/09/98                       800                           39.09
      6/11/98                     1,000                           40.84
      6/11/98                     1,300                           40.84
      6/12/98                       100                           41.34
      6/12/98                       200                           41.34
      6/12/98                       625                           41.34
      6/12/98                     1,155                           41.34
      6/12/98                     1,000                           40.84

                                  Page 4 of 8

       Date                 Number of Shares              Price per Common Share
       ----                 ----------------              ----------------------

      6/12/98                     1,900                           40.84
      6/17/98                       500                           40.59
      6/17/98                     5,500                           40.59
      6/17/98                   190,000                           40.12
      6/25/98                       300                           40.96
      7/01/98                       187                           40.875
      7/02/98                       160                           40.875

      TOTAL                    504,694*

   * This number is derived based on the Issuer's July 15, 1998 distribution of 3,452,977 shares of Common Stock, $0.05 par value, in connection with a 2 for 1 stock split to record holders as of June 30, 1998. The Total Number of Shares prior to the stock split was 252,347.

----------


All of the funds used to purchase the above-mentioned 504,694 Common Shares acquired by Atocha and Mr. Cirrito came from both Atocha's working capital and Mr. Cirrito's personal funds.

ITEM 4.           PURPOSE OF TRANSACTION.

      On July 23, 1998, Atocha and Mr. Cirrito jointly filed a Schedule 13G for the purchase of Common Shares under Item 3. As stated in the Schedule 13G, Atocha and Mr. Cirrito acquired the above-mentioned Common Shares for investment purposes. Mr. Cirrito, on behalf of both Atocha and himself, may determine to purchase additional securities of the Issuer or to sell some or all of any of the Common Shares that either he or Atocha owns at any time in private or market transactions depending on market conditions, an evaluation of the Issuer's business, prospects and financial condition,the market for the Common Shares, other opportunities available to both Atocha and himself, general economic conditions, money and stock market conditions, and other further developments.

      Atocha and Mr. Cirrito are jointly filing this Schedule 13D as a result of the recent solicitation of proxies, dated November 16, 1998, by Revision LLC ("Revision") and Walt Anderson ("Anderson") to be used at the Annual Meeting of Shareholders of the Issuer, presently scheduled to be held on Thursday, December 10, 1998 at 10:00 a.m. Revision and Anderson are soliciting proxies in opposition to the incumbent Board of Directors of the Issuer and in support of the election of their nominees to the Board (the "Revision Nominees"). Mr. Cirrito has been named as one of the Revision Nominees.

         Except as described herein, neither Atocha nor Mr. Cirrito, acting on behalf of either himself or Atocha, has any plans or proposals which relate to or would result in:

         (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;

                                Page 5 of 8

         (c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

         (d) Any change in the Issuer's present board of directors or management, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Issuer's board of directors;

         (e) Any material change in the present capitalization or dividend policy of the Issuer;

         (f) Any other material change in the Issuer's business or corporate structure;

         (g) Changes in the Issuer's charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

         (j)      Any action similar to any of those enumerated above.


         Atocha and Mr. Cirrito, acting on behalf of either himself or Atocha, may at any time and from time to time review or reconsider their positions and formulate plans or proposals with respect to the Issuer and its securities, but have no current intention of doing so.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         (a) Atocha and Mr. Cirrito beneficially own 504,694 Common Shares, representing approximately 6.5% of the outstanding Common Shares, based on the outstanding shares as of November 11, 1998, pursuant to the preliminary Proxy Statement filed by Revision and Anderson with the U.S. Securities and Exchange Commission on November 16,1998.

                  By virtue of the power-of-attorney, dated November 20, 1998, executed by Atocha and appointing thereunder Mr. Cirrito as Atocha's attorney-in-fact (the "Power-of-Attorney"),
                  Mr. Cirrito has the authority and power in the name of and on behalf of Atocha to, among other things, buy, sell and trade the Common Shares, and therefore may also be deemed the beneficial owner of such 484,694 Common Shares. A copy of the Power-of-Attorney is filed as Exhibit 7.2 to this Schedule.

         (b) Atocha has the shared power to vote and dispose of 484,694 Common Shares. Under the Power-of-Attorney, Mr. Cirrito has the power, in the name of and on behalf of Atocha, to vote and dispose of the 484,694 Common Shares beneficially owned by Atocha.

                                    Page 6 of 8

         Mr. Cirrito has the sole power to vote and dispose of the 20,000 Common Shares he personally owns.


          (c)      Not applicable.

          (d) No other person is known by Atocha nor by Mr. Cirrito to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares beneficially owned by Atocha or Mr. Cirrito.

          (e)      Not applicable.

ITEM 6. CONTRACT, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Mr. Cirrito, as a Revision Nominee, has executed a written consent agreeing to be a Revision Nominee for election as a Director of the Issuer and to serve as a Director if so elected. Mr. Cirrito has further advised Revision and Anderson that he intends to vote the shares beneficially owned by both Atocha and himself for the election of the Revision Nominees.

          Except as described herein, and except for the Joint Filing Agreement attached to this Statement as Exhibit 7.1 and the Power-of-Attorney attached to this Statement as Exhibit 7.2, neither Atocha nor Mr. Cirrito has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to the transfer of any of the Common Shares, beneficially owned by Atocha or Mr. Cirrito, finder's fees, joint ventures, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS.

          Exhibit 7.1 Joint Filing Agreement with respect to the joint filing of this Statement.

          Exhibit 7.2          Power-of-Attorney


                               Page 7 of 8

                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:     November 20,1998

                                            Atocha, L.P.,
                                            a Texas limited partnership

                                            By: /s/ Thomas J. Cirrito
                                               ----------------------------
                                               Thomas J. Cirrito,
                                               General Partner for Atocha, L.P.

                                                /s/ Thomas J. Cirrito
                                            --------------------------------
                                            Thomas J. Cirrito

                          Page 8 of 8